UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-38712

Pintec Technology Holdings Limited

4/F, Vanke Times Center,

Chaoyang Road, Chaoyang District, Beijing

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒          Form 40-F ☐

Exhibits

Exhibit No.	Description
99.1	Press Release – Pintec Announces Private Placement of Class A Ordinary Shares in Exchange of Ordinary Shares of ZIITECH PTY LTD
99.2	Form of Share Transfer Agreement between Pintec Technology Holdings Limited, ZIITECH PTY LTD and Certain Shareholders of ZIITECH PTY LTD
99.3	Form of Share Purchase Agreement between Pintec Technology Holdings Limited and Certain Investors
99.4	Form of Shareholders’ Agreement between ZIITECH PTY LTD, Pintec Technology Holdings Limited, and Certain Shareholders of ZIITECH PTY LTD

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pintec Technology Holdings Limited

By:	/s/ Xin Yang
	Name:	Xin Yang
	Title:	Chief Financial Officer

Date: September 5, 2025